United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of December, 2014

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: December 08, 2014

IR Contact Information: ir@gruma.com (52) 81 8399-3349
San Pedro Garza Garcia, N.L., Mexico, December 8, 2014	www.gruma.com

 GRUMA CONCLUDES THE SALE OF ITS
WHEAT FLOUR OPERATIONS

San Pedro Garza Garcia, N.L., Mexico; December 5, 2014. - GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) today announced that it concluded the sale of its wheat flour operations in Mexico. Through this transaction, Grupo Trimex, S.A. de C.V. acquired all the shares representing Molinera de Mexico, S.A. de C.V.'s capital stock owned by GRUMA, as well as the assets owned by a subsidiary of Grupo Industrial Maseca, S.A.B. de C.V., related to wheat flour production, for a total price of approximately US$260 million, the total of which has been paid.

The proceeds from the sale will be used primarily to pay down debt, thus strengthening the financial structure of the company.

This transaction is in line with the company's strategy of focusing on its core businesses, always aiming to enhance value creation.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production of corn flour and tortillas. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Central America, Europe, Asia, and Oceania. GRUMA is headquartered in San Pedro Garza Garcia, Mexico, and has approximately 18,000 employees and 75 plants. In 2013, GRUMA had net sales of US$3.8 billion (excluding the Venezuelan and wheat flour operations), of which 69% came from non-Mexican operations. For further information please visit www.gruma.com.